Exhibit 4.5

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

CONVERTIBLE PROMISSORY NOTE

Maximum Amount: $7,500,000.00	January 10, 2025
CN-1	Palo Alto, California

For value received Kalaris Therapeutics, Inc., a Delaware corporation (“Company”), promises to pay to AlloVir, Inc., a Delaware corporation, or its assigns (“Holder”) the principal sum of up to $7,500,000.00 (the “Maximum Amount”) or such lesser sum as from time to time shall have been advanced to the Company by the Holder as set forth on a schedule attached hereto as Exhibit A (“Advances”), provided that the Holder (i) shall make an initial Advance as of the date hereof in the principal amount of $3,750,000.00, and (ii) shall make, upon written notice from the Company, one subsequent Advance after the date hereof, in the principal amount of $3,750,000.00 on the date indicated in the written notice (the “Subsequent Advance”), which date shall not be earlier than ten (10) days following the delivery of such notice (or such shorter time agreed to in writing by the Holder), with simple interest on the outstanding principal amount at the rate of 8.0% per annum. Simple interest shall commence on the date hereof with respect to the initial Advance and on the date of the Subsequent Advance with respect to the Subsequent Advance and shall continue on the outstanding principal until paid in full or converted in accordance with this note (the “Note”). Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. This Note is subject to the following terms and conditions:

1. Repayment. Unless converted, repaid or cancelled (as applicable) as provided in Sections 1 or 2, all outstanding principal and any accrued but unpaid interest under this Note (the “Conversion Amount”) shall be due and payable upon demand of the Holder any time on or after the date which is one hundred eighty (180) days after the date on which the Merger Agreement is terminated in accordance with its terms (the “Maturity Date”). Interest shall accrue on this Note and shall be due and payable (x) with each installment of principal and (y) immediately prior to the consummation of the Merger (as defined in the Merger Agreement) in accordance with the terms of the Merger Agreement. Notwithstanding the foregoing, at the option and upon the declaration of the Holder and upon written notice to the Company, the entire Conversion Amount shall become due and payable upon an Event of Default. An “Event of Default” shall occur if (i) the Company fails to pay any and all unpaid principal, accrued interest and all other amounts owing under the Note when due and payable pursuant to the terms of the Note; (ii) the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any general assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; (iii) an involuntary petition is filed against the Company (unless such petition is dismissed or discharged within seventy-five (75) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company; (iv) the Company breaches any material term of the Note (unless such material breach is cured within thirty (30) days of such breach); or (v) that certain Agreement and Plan of Merger, dated as of November 7, 2024 (the “Merger Agreement”), by and among the Company, the Holder and Aurora Merger Sub, Inc., a Delaware corporation, is terminated pursuant to Section 9.1 of such agreement, provided that upon such termination, the Conversion Amount repayment terms shall be as mutually agreed by the Company and the Holder (provided that such repayment shall occur no sooner than 180 days following such termination). Notwithstanding the foregoing, in the event the Merger Agreement is terminated pursuant to Section 9.1(g) or Section 9.1(k) of such agreement, the Holder shall have the option, in its sole discretion, to elect repayment pursuant to clause (v) in the proceeding sentence or to convert the Conversion Amount into shares of the Company’s Common Stock, $0.00001 per share (“Common Stock”), at a price per share equal to the Company Per Share Value, rounded down to the nearest whole share. “Company Per Share Value” equals the Company Valuation (as defined in the Merger Agreement) divided by the number of Company Outstanding Shares (rounded to four decimal places). “Company Outstanding Shares” has the meaning given to it in the Merger Agreement.

2. Consummation of Closing under Merger Agreement. In the event of the consummation of the Closing (as defined in the Merger Agreement) prior to repayment or conversion of the Note in full pursuant to Section 1, immediately prior to the consummation of the Closing, this Note shall be cancelled and the Conversion Amount shall no longer be outstanding.

3. Mechanics and Effect of Conversion.

(a) Effectiveness of Conversion. Upon conversion of this Note, the Company will be forever released from all of its obligations and liabilities under this Note with regard to that portion of the principal amount and accrued interest being converted, including without limitation the obligation to pay such portion of the principal amount and accrued interest. Any interest accrued on this Note that is not simultaneously converted into such equity securities by reason of such conversion shall be repaid upon demand by the Holder. Upon conversion of this Note, the Company shall take all such actions as are necessary in order to ensure that the capital stock issuable with respect to such conversion shall be validly issued, fully paid and nonassessable.

(b) Issuance of Certificates. Upon conversion of this Note, the Holder shall surrender this Note, duly endorsed, at the principal offices of the Company or any transfer agent of the Company. At its expense, the Company shall, as soon as practicable thereafter, issue and deliver to such Holder, at such principal office, a certificate or certificates for the number of shares to which such Holder is entitled upon such conversion, together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note, including a check payable to the Holder for any cash amounts payable as described herein.

(c) Fractional Shares. No fractional shares of the Company’s capital stock will be issued upon conversion of this Note. If any fractional share of capital stock would, except for the provisions hereof, be deliverable upon conversion of this Note, the Company, in lieu of delivering such fractional share, shall pay an amount equal to the value of such fractional share, as determined by the per share conversion price used to effect such conversion.

4. Payment; Prepayment. All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder shall be applied to principal. The Company may prepay this Note with the written consent of the Holder.

5. Transfer; Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Holder. Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered holder of this Note.

6. Governing Law. This Note and all acts and transactions pursuant hereto and the rights and obligations of the Company and the Holder shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

7. Notices. Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email or fax (upon customary confirmation of receipt), or forty-eight (48) hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party’s address or email address as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company’s books and records.

8. Amendments and Waivers. Any term of this Note may be amended only with the written consent of the Company and the Holder. Any amendment or waiver effected in accordance with this Section 8 shall be binding upon the Company, the Holder and each transferee of any Note.

9. Entire Agreement. This Note, together with the documents referred to therein, constitutes the entire agreement between the Company and the Holder pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the Company and the Holder are expressly canceled.

10. Counterparts. This Note may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement.

11. Action to Collect on Note. If action is instituted to collect on this Note, the Company promises to pay all costs and expenses, including reasonable attorney’s fees, incurred in connection with such action.

12. Stockholders, Officers and Directors Not Liable. In no event shall any, stockholder, officer or director of the Company be liable for any amounts due or payable pursuant to this Note.

13. Loss of Note. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

14. Interest Rate Limitation. Notwithstanding anything to the contrary contained in this Note, the interest paid or agreed to be paid under this Note shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If the Holder shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal remaining owed under this Note or, if it exceeds such unpaid principal, refunded to the Company. In determining whether the interest contracted for, charged, or received by the Holder exceeds the Maximum Rate, the Holder may, to the extent permitted by applicable law, (i) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of this Note.

IN WITNESS WHEREOF, each of the Company and the Holder has caused this Convertible Promissory Note to be executed as of the date first above written.

KALARIS THERAPEUTICS, INC.

By:	/s/ Andrew Oxtoby
Name: Andrew Oxtoby
Title: Chief Executive Officer

HOLDER

ALLOVIR, INC.

By:	/s/ Vikas Sinha
Name: Vikas Sinha
Title: Chief Executive Officer

Email Address: [***]

Address:	PO Box 44, 1661
Massachusetts Avenue
Lexington, MA 02420

[Signature Page to Note]

Exhibit A

Amount of Principal Advanced	Date of Advance
$3,750,000.00	January 10, 2025